SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Monaco Coach Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

60886R103
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 525,000 shares, which constitutes approximately 1.8% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 28,869,264 shares outstanding.


CUSIP No. 60886R103

1.     Name of Reporting Person:

        Wesley Guylay Capital Management, L.P.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /  /

        (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power:   421,642 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power:   421,642 (1)
Person
With
                 8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          421,642

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  1.5%

12.    Type of Reporting Person: PN

--------------

(1)     Power is exercised by its general partner, Wesley Richard Guylay.


CUSIP No. 60886R103

1.     Name of Reporting Person:

        Wesley Guylay Capital Management III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /  /

        (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 17,138 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 17,138 (1)
Person
With
               8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        17,138

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  less than 0.1%

12.     Type of Reporting Person: PN

--------------

(1)     Power is exercised by its general partner, Wesley Richard Guylay.


CUSIP No. 60886R103

1.     Name of Reporting Person:

        Wesley Richard Guylay

2.     Check the Appropriate Box if a Member of a Group:

        (a) /  /

        (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                5.     Sole Voting Power:   525,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power:   525,000 (1)
Person
With
                 8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          525,000 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /  /

11.    Percent of Class Represented by Amount in Row (9):  1.8%

12.    Type of Reporting Person: IN

--------------
(1)     In his capacity as general partner of Wesley Guylay Capital Management, L.P. with respect to 421,642 shares of the Stock, and in his capacity as general partner of Wesley Guylay Capital Management III, L.P. with respect to 17,138 shares of the Stock.


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 28, 2000, as amended by Amendment No. 1 dated June 9, 2000, as amended by Amendment No. 2 dated February 13, 2001, as amended by Amendment No. 3 dated July 17, 2001, as amended by Amendment No. 4 dated February 4, 2002 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Monaco Coach Corporation (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

WGCM

The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 421,642, which constitutes approximately 1.5% of the outstanding shares of the Stock.

WGCM III

The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 17,138, which constitutes less than 0.1% of the outstanding shares of the Stock.

Guylay

Because of his position as general partner of WGCM and WGCM III, and because of his individual ownership of 86,220 shares of Stock, Guylay may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 525,000 shares of the Stock, which constitutes approximately 1.8% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

WGCM

Acting through its general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 421,642 shares of the Stock.

WGCM III

Acting through its general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 17,138 shares of the Stock.

Guylay

Acting in his individual capacity and as the general partner of WGCM and WGCM III, Guylay has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,000 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated in its entirety as follows:

On February 6, 2002, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      February 11, 2003

WESLEY GUYLAY CAPITAL MANAGEMENT, L.P.

By: /s/ W.R. Cotham
      W.R. Cotham, Attorney-in-Fact for
         Wesley Richard Guylay, general partner (1)

WESLEY GUYLAY CAPITAL MANAGEMENT III, L.P.

By: /s/ W.R. Cotham,
      W. R. Cotham, Attorney-in-Fact for
        Wesley Richard Guylay, general partner (1)

/s/ W.R. Cotham
W.R. Cotham, Attorney-in-Fact for
  Wesley Richard Guylay (1)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Richard Guylay previously has been filed with the Securities and Exchange Commission.